UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-56336

State Auto Insurance Companies Retirement Savings Plan
(Exact name of registrant as specified in its charter)

State Auto Financial Corporation
518 East Broad Street
Columbus, Ohio 43215-3976
(614) 464-5000
(Name, address, including zip code, and telephone number, including area code, of registrant’s principal executive office)

Plan Interests Under the State Auto Insurance Companies Capital Accumulation Plan
(nka State Auto Insurance Companies Retirement Savings Plan)
(Title of each class of securities covered by this Form)

Common Stock, without par value(1)
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None(2)

(1)
Although the duty to file reports under Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) has been terminated for the State Auto Insurance Companies Retirement Savings Plan (the “Plan”), the duty of State Auto Financial Corporation (the “Corporation”) to file such reports remains with respect to the Corporation’s common stock.

(2)  Effective May 1, 2018, the Plan terminated the option for participants to invest in shares of the Corporation’s common stock under the Plan. Therefore, on June 19, 2018, the Corporation filed Post-Effective Amendment No. 3 to the Plan’s Form S-8 Registration Statement to terminate the offering under the Plan of unsold common stock of the Corporation and related Plan participation interests. The Plan is filing this Form 15 to suspend the Plan’s duty to file reports under Section 15(d) of the Exchange Act, including Form 11-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person on June 19, 2018.

State Auto Insurance Companies Retirement Savings Plan

By:	/s/ Steven E. English
Name:	Steven E. English
Title:	Senior Vice President, Chief Financial Officer

By:	/s/ Melissa A. Centers
Name:	Melissa A. Centers
Title:	Senior Vice President, Secretary, and General Counsel

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.